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                                                                 EXHIBIT (e)(20)

                        [LETTERHEAD OF DEVX ENERGY, INC.]



April 11, 2001



[To All Employees]

Dear [Employee]:

As you know, the Company has been and will be investigating a number of options in an effort to maximize shareholder value. Some of these options could, if implemented, result in a sale of the company or the merger of the company with another company. We expect you to play an important role in this process and therefore believe that it is appropriate to provide you with a measure of employment security during this time.

Therefore, we are pleased to advise you that if your employment is terminated by the Company for any reason other than cause between now and December 31, 2001, you will be entitled to a Severance Payment (the "Severance Payment"). We will also pay you a Severance Payment if you decline an offer of continued employment requiring you to move outside the Dallas metropolitan area by the surviving company following a sale or merger.

Severance Payment means the sum of (a) 3 month's base salary, plus (b) accrued, but unused vacation time, plus (c) either (i) the cash equivalent of the out-of-pocket expenses we would have incurred had you not been terminated, to maintain in full force and effect to the end of such 3 month severance period for the continued benefit of you (and, if applicable, your spouse and children) the particular Benefit Plans as you were then enrolled or participating in at the time of your termination, or (ii) elect at our discretion to maintain you (and, if applicable, your spouse and children) on the rolls of such Benefit Plans for such 3 month severance period, subject always to the general terms and conditions applicable of the particular Benefit Plans.

We will also pay you a Retention Bonus of an additional 2 month's Base Salary if you are terminated prior to December 31, 2001 as a result of a sale, merger or public announcement of an intent to sell the Company, or if you remain employed with the Company on December 31, 2001, whichever happens first.

For example, suppose you are terminated for a reason other than cause before December 31, 2001 - you would be entitled to receive the Severance Payment and the Retention Bonus. Suppose instead, that you are still employed on December 31, 2001 - you would be entitled to receive the Retention Bonus. Now suppose that as a result of a sale or merger, you declined an offer of continued employment that would require a move out of the Dallas metropolitan area - you would be entitled to receive the Severance Payment and Retention Bonus.



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April 11, 2001
Page 2


Under no circumstances will you be eligible for the Severance Payment or the Retention Bonus if you are terminated for cause or if you resign voluntarily (other than following a sale or merger in which you declined an offer of continuing employment which would require you to relocate).

All such cash payments will be paid in a lump sum within 10 days of the effective date of your termination or the effective date of sale or merger, or December 31, 2001, whichever is applicable.

Yours truly,

/s/ EDWARD J. MUNDEN

Edward J. Munden
President and CEO